Exhibit 99.1

Alibaba Group Announces

Pricing of Offering of US$8.0 Billion of Senior Unsecured Notes

Hangzhou, China, November 21, 2014 — Alibaba Group Holding Limited (“Alibaba Group”) (NYSE: BABA) today announced the pricing of an offering of US$8.0 billion aggregate principal amount of senior unsecured notes, consisting of:

US$300 million floating rate notes due 2017 at an issue price per note of 100.000%;
US$1,000 million 1.625% notes due 2017, at an issue price per note of 99.889%;
US$2,250 million 2.500% notes due 2019 at an issue price per note of 99.618%;
US$1,500 million 3.125% notes due 2021 at an issue price per note of 99.558%;
US$2,250 million 3.600% notes due 2024 at an issue price per note of 99.817%; and
US$700 million 4.500% notes due 2034 at an issue price per note of 99.439% (collectively, the “notes”).

The offering is expected to close on November 28, 2014, subject to customary closing conditions.

Alibaba Group plans to use the net proceeds from the offering, together with cash on hand, to repay its existing term facility.

The notes have not been registered under the Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The notes are being offered and sold within the United States only to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of such securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Contact

Alibaba Group Holding Limited

Robert H. Christie, +1 917-860-9410

bob.christie@alibaba-inc.com

Rachel Chan, +852 9400 0979

rachelchan@hk.alibaba-inc.com